SECURITIE[redacted]SION

02021719

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-19327 |

RECEIVED JUL 22 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **June 1, 2001** (MM/DD/YY) AND ENDING **May 31, 2002** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

**Douglas & Co. Municipals, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**14 East 60th Street, Room 502**
(No. And Street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**I. Douglas Harris** — **(212) 826-3303** (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

**FULVIO & ASSOCIATES, LLP** **ATTN: JOHN FULVIO, CPA**
(Name - *if individual state last, first, middle name)*

| **60 EAST 42ND STREET** | **NEW YORK** | **NY** | **10165** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, I. Douglas Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Douglas & Co. Municipals, Inc., as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2002

Susan E VanVelson 7/8/02
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

DOUGLAS & CO. MUNICIPALS, INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2002

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
Douglas & Co. Municipals, Inc.:

We have audited the accompanying statement of financial condition of Douglas & Co. Municipals, Inc. as of May 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Douglas & Co. Municipals, Inc. as of May 31, 2002, in conformity with accounting principles generally accepted in the United States of America

Fulvio & Associates LLP

New York, New York
June 19, 2002

# DOUGLAS & CO. MUNICIPALS, INC.
# STATEMENT OF FINANCIAL CONDITION
# MAY 31, 2002

## ASSETS

| | |
|---|---|
| Cash | $ 288,070 |
| Securities owned – at market value | 2,007,845 |
| Other assets | 29,339 |
| TOTAL ASSETS | $ 2,325,254 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses payable | $ 36,777 |
| TOTAL LIABILITIES | 36,777 |
| Commitment | |
| Shareholder's equity: | |
| Preferred stock – $1,000 par value; authorized 200 shares, issued and outstanding none | - |
| Common stock – no par value; authorized 200 shares, issued and outstanding 100 shares | 50,000 |
| Retained earnings | 2,238,477 |
| TOTAL SHAREHOLDER'S EQUITY | 2,288,477 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 2,325,254 |

See notes to statement of financial condition.

DOUGLAS & CO. MUNICIPALS, INC.
NOTES TO FINANCIAL CONDITION
MAY 31, 2002

## NOTE 1 - ORGANIZATION

Douglas & Co. Municipals, Inc. (the "Company") is registered as a broker-dealer in municipal bonds with the Securities and Exchange Commission. The clearance and custodial operations of the Company's proprietary and customer transactions are performed by a commercial bank located in the New York area. At May 31, 2002, all of the securities owned by the Company, as well as those held on behalf of customers, are maintained at this bank.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records proprietary transactions on a settlement-date basis. For financial statement purposes, the difference between settlement-date and trade-date basis is not material.

Securities owned, which are held for resale to customers, are valued at market value with unrealized gains or losses reflected in trading income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. However, actual results could differ from these estimates.

## NOTE 3 - COMMITMENT

The Company has an operating lease for office space expiring on March 31, 2007. The lease contains provisions for escalations based on certain costs incurred by the lessor. The Company has the right to terminate the lease on March 1, 2005, the third anniversary of the commencement date, upon giving the landlord six months prior notice in writing. Future minimum lease payments under the lease are as follows.

| Year Ended May 31, | |
|---|---|
| 2003 | $ 106,750 |
| 2004 | 106,750 |
| 2005 | 97,880 |
| | $ 311,380 |

## NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250,000, whichever is greater. Net capital and aggregate indebtedness change from day-to-day, but as of May 31, 2002, the Company had net capital of $2,066,266 which exceeded requirements by $1,816,266.

## NOTE 5 - INCOME TAXES

The Company did not make a provision for regular federal income taxes as a result of a net operating loss carryforward. The Company has net operating loss carryforwards for federal tax purposes of approximately $492,000 of which $264,000 expires in the year 2009, $106,000 in 2011 and $122,000 in 2019. At May 31, 2002, the Company has a gross deferred tax asset of approximately $167,400 relating to these net operating losses. The Company has recognized a valuation allowance to offset the entire deferred tax asset.

The entire provision included in the statement of income consists of the state and local income taxes.

## NOTE 6 - PROFIT-SHARING PLAN

The Company maintains a noncontributory profit-sharing plan covering its full-time employees. Contributions are made at the Company's discretion. The Company made a contribution of $81,380 for the year ended May 31, 2002.